UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022.

 Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☐  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX

FORM 6-K

VTEX Announces a US$30.0 Million Share Repurchase Program

VTEX (NYSE: VTEX) (the “Company”), the enterprise digital commerce platform for premier brands and retailers, the leader in accelerating the digital commerce transformation in Latin America and now expanding globally, announced that the Board of Directors approved a 1-year, US$30.0 million share repurchase program of the Company's Class A common shares.

Repurchases under the Company's program may be made from time to time in open market or privately negotiated transactions in accordance with applicable laws, including the Securities and Exchange Commission Rule 10b-18.

The new share repurchase program does not obligate the Company to acquire any amount of common shares, and it may be suspended or discontinued at any time at the Company's discretion.  The timing and amount of shares repurchased (if any) will be determined by the Company’s management based on its evaluation of market conditions, applicable legal requirements and other factors. Repurchases may also be made under a Rule 10b5-1 plan. Any repurchased shares may be canceled or remain available for use in connection with its equity incentive plans and for other corporate purposes.

About VTEX
VTEX (NYSE: VTEX) is the enterprise digital commerce platform where global brands and retailers run their world of commerce. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. VTEX helps global companies build, manage and deliver native and advanced B2B, B2C, and Marketplace commerce experiences with unprecedented time-to-market and without complexity.

As a leader in digital commerce platforms, VTEX is trusted by more than 2,400 customers, including AbInbev, Carrefour, Colgate, Motorola, and Whirlpool, having over 3,200 active online stores across 38 countries (as of FY ended on December 31st, 2021). For more information, visit www.vtex.com.

VTEX IR Contact
Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 11, 2022

VTEX

By:	/s/ André Spolidoro Ferreira Gomes
Name:	André Spolidoro Ferreira Gomes
Title:	Chief Financial Officer